Exhibit 99.1

THERATECHNOLOGIES REPORTS SECOND QUARTER 2023

FINANCIAL RESULTS AND BUSINESS UPDATES

•	Sudocetaxel zendusortide Phase 1 Trial to resume following FDA agreement to amended protocol

•	Q2 2023 consolidated revenue were affected by specialty pharmacy inventory adjustments, and came in at $17.5 million

•	FY2023 revenue guidance recast to fall within $82 million and $87 million, or growth in the range of 3% and 9%, as compared to 2022

•	$5.5 million in additional annualized cost savings measures to be implemented, ensures pathway to reaching positive adjusted EBITDA

Montreal, Canada – July 12, 2023 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today reported business highlights and financial results for the second quarter and first half of fiscal year 2023 ended May 31, 2023 (Q2 2023). All figures are in US dollars unless otherwise stated.

Revenue Summary for Second Quarter and First Half Fiscal 2023

(in thousands of U.S. dollars)

	Three months ended May 31		% change	Six months ended May 31		% change
	2023	2022		2023	2022
EGRIFTA®, EGRIFTA SV® net sales	10,853	11,416	(4.9%)	23,564	23,120	1.9%
Trogarzo® net sales	6,696	7,852	(14.7%)	13,893	14,705	(5.5%)
Revenue	17,549	19,268	(8.9%)	37,457	37,825	(1.0%)

“Second quarter revenues were negatively impacted by the build-up of larger than necessary inventories by specialty pharmacies at the end of 2022, which was in anticipation of expected higher demand. Additionally, in an effort to improve gross-to-net, we renegotiate contract terms with one specialty pharmacy, which resulted in a lowering of the overall inventory levels. These events impacted revenues through April of ths year, at which time the overstock of inventory levels was depleted. With May and June sales in, we are confident this is behind us now. The new contract terms will be beneficial to Theratechologies in the future, resulting in significant srecurring savings in distribution costs,” said Paul Lévesque, President and CEO of Theratechnologies. “While this inventory issue will have an impact on our top line for the full year, we are implementing further cost saving measures to ensure no setback in our profitability journey. In addition to program reductions already embedded into 2024 plan, an additional $5.5 million in annualized cost savings will be implemented through a rightsizing of the R&D functions in the Company. Therefore, as previously communicated we intend to produce positive adjusted EBITDA in the latter part of 2023 and beyond. Since the loss in sales during the first half of the year is not recoverable, we are recasting guidance to reflect year-over-year growth of the commercial portfolio to fall between 3% and 9%.

“As previously communicated, we are returning sudocetaxel zendusortide back to the clinic with an improved protocol that maximizes the probability of success for the trial. We expect to resume patient enrollment in the coming weeks and announce trial recruitment updates throughout the remainder of the year. Our commitment to this program remains intact as our cost reduction initiatives will have no impact on our ability to dose the planned 16 patients under the new protocol. We expect to report preliminary efficacy signs during the first half of fiscal 2024. We were also pleased to present sudocetaxel zendusortide’s Phase 1 preliminary safety and efficacy data shortly after the end of the quarter at ASCO 2023. On the commercial side, since the beginning of the year, we have been encouraged by continued strong new prescription growth of 27% and 8% through May in EGRIFTA SV™ and Trogarzo™ respectively. In particular, since being introduced to market, we have also witnessed 80% of Trogarzo™ users transition to the new IV push method of administration. In pairing Trogarzo™ with long acting injectables we are seeing a sustainable long-term niche for our franchise as users move away from oral-pill regimens. As we proceed with line extension activities, we will transition the marketplace for EGRIFTA SV™ to its next generation F8 formulation once approved. We firmly believe that the new formulation will improve patient experience and adherence and expect the supplemental Biologics License Application (sBLA) for F8 to be filed by the end of September. In addition to our strong IP protection, we expect these line extension measures to deliver growth of our franchise’s future revenues for years to come,” concluded Mr. Levesque.

Recent Highlights:

Sudocetaxel Zendusortide Development Pathway

On June 2, 2023, the Company announced the FDA’s agreement to its amended Phase 1 trial protocol for Sudocetaxel Zendusortide following the submission of an amended protocol in May 2023. The amended protocol is designed to improve the therapeutic window of sudocetaxel zendusortide and extend its duration of therapy. The updates include a change in the frequency of administration to weekly dosing and a narrowing of the patient population to focus on those with high-grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer - a population in which preliminary efficacy has been observed thus far. Patient selection has also been refined to focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens.

The amended study will be a modified 6+6 design with two different dosing regimens that are within the efficacious range for sudocetaxel zendusortide: 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle (similar to 210 mg/m2 every 3 weeks) and 2.5 mg/kg on the same schedule (similar to 300 mg/m2 every 3 weeks). A minimum of six patients will be enrolled at the 1.75 mg/kg dose followed by an observational period of three months to assess dose-limiting toxicity (DLT). If deemed safe (0 or 1 DLT), the trial will enroll an additional six patients at the 2.5 mg/kg dose. Following a second three-month observational period, four more patients will be enrolled at the higher dose, for a total of 16 patients in Part 3 of the trial. The amendments also include an option for a basket expansion stage that will comprise patients with selected, difficult-to-treat tumor types in which sudocetaxel zendusortide has shown activity.

Draw Down on $20 Million Second Tranche of Loan Facility and Redemption of the outstanding Convertible Notes

On June 21, 2023 the Company drew down on its second tranche of $20 million under its credit agreement (the “Loan Facility”) with certain funds and accounts for which Marathon Asset Management, L.P. acts as investment manager. The net proceeds of this second tranche, approximately $19,300,000, were used to redeem all of the issued and outstanding $27.5 million 5.75% convertible unsecured senior notes due on June 30, 2023 (the “Notes”). The remaining balance was funded from the Company’s cash on hand.

Reorganization of R&D Activities

As a result of the weakness in the Company’s net revenues in the first half of the 2023 fiscal year, the Company has initiated a reorganization mainly focused on its R&D activities, which is expected to result in annualized savings of at least $5.5 million for the fiscal year 2024 and beyond. Most of these costs will be associated with headcount reduction and a decrease in the number and scope of research and development projects. As such, Theratechnologies expects to record a charge of $1.5 million to cover anticipated severance and other costs. This reorganization is in line with the Company’s aspiration of becoming Adjusted EBITDA positive in the latter part of this year and beyond.

American Society of Clinical Oncology (“ASCO”) Update

On May 25, 2023, Theratechnologies announced that it would be presenting Preliminary Safety and Efficacy Data from Phase 1 Trial of Sudocetaxel Zendusortide in Heavily Pretreated Cancer Patients at ASCO 2023.

Key highlights from the data were preliminary signs of antitumor activity noted in 36% of patients, with two partial responses (PR) and seven patients with prolonged stable disease (SD). Part 1 of the study enrolled 18 adults with a confirmed diagnosis of a metastatic or advanced-stage solid tumor that is refractory to standard therapies (average of 8 prior lines of therapies). The starting dose of 30 mg/m2 every 3 weeks (Q3W) was selected based on sudocetaxel zendusortide preclinical data. Among participants in Part 1, one patient with endometrial cancer experienced SD for 233 days (33 weeks), a second patient with prostate cancer had SD that lasted for 119 days (17 weeks), and a third patient with ovarian cancer experienced SD for 295 days (42 weeks).

Eighteen additional patients were enrolled into the 300 mg/m2 Q3W dose expansion cohort (Part 2). In an interim efficacy and safety analysis of the 300 mg/m2 dose cohort from Parts

1 and 2 (n=25), five of six patients (83%) with ovarian cancer had a best overall response (BOR) of either PR (n=1) or SD (n=4). In the triple-negative breast cancer (TNBC) population, three of four patients (75%) had a BOR of SD, with one patient experiencing SD for at least four cycles and continued clinical benefit up to at least 24 weeks. In the two patients with prostate cancer, one experienced a PR.

Sudocetaxel zendusortide doses below 300 mg/m2 were well-tolerated in Part 1 of the trial, which established the maximum tolerated dose (MTD) and dose-limiting toxicities at 360 mg/m2 and 420 mg/m2, respectively. Based on those results, investigators selected a 300-mg/m2 dose for Part 2 (dose expansion) of the basket trial, to determine the safety and efficacy of sudocetaxel zendusortide in patients with multiple tumor types with high expression of the sortilin (SORT1) receptor. At 300 mg/m2, the most common treatment-related adverse events (>20%) were ocular changes, neuropathy, gastrointestinal disturbances, and musculoskeletal complaints, with Grade 3 or greater toxicities at a frequency of ≤12%.

Results from a First-of-its-Kind Study in HIV Compares Ibalizumab Clinical Trial Experience to Matched Real-World Non-Ibalizumab OPERA® Cohort presented at ACTHIV™ Conference

In May 2023, Theratechnologies presented data from a landmark study at the 17th Annual American Conference for the Treatment of HIVTM (ACT HIVTM) in which the use of Trogarzo® (ibalizumab-uiyk) was associated with favorable virologic outcomes compared to non-ibalizumab regimens used in routine care in heavily treatment-experienced people with HIV. Data showed that the use of ibalizumab resulted in a statistically significant doubling of the likelihood of viral undetectability, as well as a much longer duration of undetectability and viral suppression, compared to a real-world, non-ibalizumab control group from the Observational Pharmaco-Epidemiology Research & Analysis (OPERA®) database.

The study evaluated data from 76 participants in two clinical trials (Phase 2b and Phase 3) who received 800 mg of ibalizumab every two weeks (treatment arm) and compared those data to outcomes from 65 individuals treated with non-ibalizumab-containing regimens as routine care in the OPERA® cohort (control arm). Standardized mortality rate (SMR) weighting ensured balance between the treatment and control groups in terms of baseline age, CD4 cell count, viral load (VL), and susceptibility to specific ART agents.

Despite ibalizumab trial participants having more severe disease at baseline than non-ibalizumab controls, ibalizumab was associated with superior virologic outcomes. At 24 weeks, investigators observed a statistically significant doubling of the likelihood of viral undetectability (defined as VL <50 c/mL) in the treatment arm versus the control arm (SMR-weighted hazard ratio [HR]: 1.98; 95% confidence interval [CI]: 1.02, 3.69). Achievement of viral suppression (defined as VL <200 c/mL) was also more likely with ibalizumab, though this finding did not reach statistical significance (SMR-weighted HR: 1.28; 95% CI: 0.82, 2.06).

Among those who achieved undetectability on ibalizumab, 95% maintained undetectability through the end of follow-up, compared to 27% of those on non-ibalizumab regimens (SMR-weighted HR: 16.08; 95% CI: 3.99, 64.78). Additionally, the same significance emerged for maintaining viral suppression, which was 18 times lower for real-world non-ibalizumab regimens compared to ibalizumab. For both durability analyses, confidence intervals were wide but statistically significant (SMR-weighted HR: 18.36; 95% CI: 2.48, 135.68).

2023 Revised Revenue Guidance

Given the lower than anticipated revenues in the quarter ended May 31, 2023, the Company is revising its FY2023 revenue guidance range to between $82 million and $87 million, or growth of the commercial portfolio in the range of 3% and 9%, as compared to the 2022 fiscal year results.

Second Quarter Fiscal 2023 Financial Results

Revenue

For the three- and six-month periods ended May 31, 2023, consolidated revenue was $17,549,000 and $37,457,000, compared to $19,268,000 and $37,825,000 for the same periods ended May 31, 2022, representing a year-over-year decrease of 8.9% for the second quarter and a decrease of 1.0% for the first half of the fiscal year.

For the second quarter of fiscal 2023, net sales of EGRIFTA SV® were $10,853,000 compared to $11,416,000 in the second quarter of fiscal 2022, representing a decrease of 4.9% year-over-year. Lower sales of EGRIFTA SV® in the quarter were mostly the result of a draw down in inventory at one of our large specialty pharmacies. This pharmacy had built up larger than usual inventories in the fourth quarter of 2022. Following discussions with this group, we have determined that the situation is largely resolved, and sales in the months of May and June 2023 are back to normal levels. Net sales of EGRIFTA SV were also impacted by larger than usual rebates to government payers. These situations also impacted Net sales for the six-month period ended May 31, 2023, which amounted to $23,564,000 compared to $23,120,000 in the same period in 2022, representing growth of 1.9%.

Trogarzo® net sales in the second quarter of fiscal 2023 amounted to $6,696,000 compared to $7,852,000 for the same quarter of 2022, representing a decrease of 14.7% year-over-year. Lower sales of Trogarzo® were a result of the same inventory adjustment as discussed above, and further inventory drawdowns at another specialty pharmacy with which we renegotiated contract terms resulting in a lowering of their overall inventory levels. This new contract terms will be beneficial to Theratechnologies in the future resulting in recurring annual savings. Net sales of Trogarzo® were also impacted by greater than anticipated rebates to government payers. The Trogarzo® net sales decrease is also attributable to a lesser degree on our decision to stop commercializing the product in Europe in 2022.

For the six-month period ended May 31, 2023, Trogarzo® net sales were $13,893,000 compared to $14,705,000 in the same period in 2022.

Cost of Sales

For the three- and six-months ended May 31, 2023, cost of sales decreased to $4,909,000 and $9,602,000 compared to $8,979,000 and $15,078,000 for the same periods in fiscal 2022.

Cost of goods sold was $4,909,000 and $9,602,000 in the three- and six-month periods of 2023 compared to $7,759,000 and $12,637,000 for the same periods in 2022. The decrease in cost of goods sold was mainly due to a charge of $2,300,000, in 2022, arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 formulation of tesamorelin. No such charge was recorded in 2023.

Cost of sales also included the amortization of the other asset of $1,220,000 in Q2 fiscal 2022, and of $2,441,000 for the six-month period ended May 31, 2022. As the other asset was fully amortized during fiscal 2022, amortization of the other asset in fiscal 2023 is nil.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2023, amounted to $10,389,000 and $19,745,000 compared to $11,056,000 and $19,059,000 in the comparable periods of fiscal 2022.

R&D expenses in the second quarter of 2023 were negatively impacted by a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program. Excluding this provision, R&D expenses are down significantly in the second quarter of 2023 compared to last year, mostly as a result of lower spending on our oncology program.

Selling Expenses

Selling expenses decreased to $6,479,000 and $13,293,000 for the three- and six-month periods ended May 31, 2023, compared to $15,371,000 and $23,178,000 for the same periods last year. The decrease is due in large part to a charge of $6,356,000 related to the accelerated amortization, in Q2 2022 of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory during that quarter, which also led to decreased overall spending in commercialization activities. In 2022, we also incurred one-time costs related to setting up our internal field force in the United States.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded amortization expenses of $739,000 and $1,478,000 for the three- and six-month periods ended May 31, 2023 compared to $7,102,000 and $7,897,000 in 2022.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2023, amounted to $3,716,000 and $8,168,000 compared to $4,823,000 and $9,191,000 reported in the comparable periods of fiscal 2022. The decrease in General and Administrative expenses is largely due to our decision to terminate the commercialization activities of Trogarzo in Europe during the second quarter of 2022.

Net Finance Costs

Net finance costs for the three- and six-month periods ended May 31, 2023, were $1,943,000 and $6,883,000 compared to $1,644,000 and $2,929,000 for the comparable periods of 2022. Net finance costs in the second quarter of 2023 included interest of $1,874,000, consisting of interest on the convertible senior notes issued in June 2018 of $398,000, and interest of $1,476,000 on the Marathon Credit Facility. Net finance costs in the six month period ended May 31, 2023 included interest of $3,658,000, consisting of interest on the convertible senior notes issued in June 2018 of $788,000 and interest on the Marathon Credit Facility of $2,870,000. Net finance costs were also impacted in the first quarter of 2023 by the loss on debt modification of $2,650,000 related to the issuance of the Marathon Warrants issued in connection to the amendments to the Credit Agreement during the first quarter of 2023.

Net finance costs for the three- and six-month periods ended May 31, 2023, also included accretion expense of $609,000 and $1,142,000, compared to $544,000 and $1,061,000 for the comparable periods in 2022.

Adjusted EBITDA

Adjusted EBITDA was $(6,140,000) for the second quarter of fiscal 2023 and $(10,032,000) for the six-month period ended May 31, 2023, compared to $(11,704,000) and $(15,798,000) for the same periods of 2022. Adjusted EBITDA in the second quarter of 2023 was negatively affected by an expense related to a provision of $3,042,000 in relation to the foreseen expiration of clinical lots of sudocetaxel zendusortide. See “Non-IFRS and Non-US-GAAP Measure” below and “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Loss

As a result of lower revenues and certain items as discussed above, net loss for the three- and six-month periods ended May 31, 2023, amounted to $10,013,000 and $20,456,000 compared to $22,727,000 and $31,759,000, for the same periods last year.

Financial Position, Liquidity and Capital Resources

Going Concern Uncertainty

As part of the preparation of the interim financial statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from May 31, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the six-month period ended May 31, 2023, the Company incurred a net loss of $20,456,000 (2022 – $31,759,000) and had negative operating cash flows of $6,901,000 (2022 - $6,734,000). The Company’s total current liabilities exceeded total current assets at May 31, 2023.

The Company’s Loan Facility is available in four tranches and contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to notes 18 and 24 of the annual consolidated financial statements as at November 30, 2022). On July 3, 2023, the Company defaulted under the minimum liquidity covenant (“Liquidity Breach”) resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. The Liquidity Breach also entitles the lender to halt the advance of additional tranches and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. The Company obtained a temporary reduction in the minimum liquidity covenant amount until July 28, 2023, however the lender has not waived its rights related to the default at this time. The Company and the lender agreed to discuss an extension of the reduction of the minimum liquidity covenant amount and the conditions related thereto, if any. There can be no assurance that an agreement will be reached with the lender. As the Liquidity Breach occurred after May 31, 2023, it does not affect the long-term classification of the Loan Facility at May 31, 2023.

The Loan Facility also includes operational milestones and required revenue targets (which were amended during the quarter, refer to note 7 of the interim financial statements) in order for the Company to comply with the conditions of the Loan Facility and to be able to borrow money forming part of the various tranches.

The Company’s ability to continue as a going concern for period of at least, but not limited to, 12 months from May 31, 2023 involves significant judgement and is dependent on its ability to obtain the support of the lender including the waiver of the Liquidity Breach, increase revenues and manage expenses to generate sufficient positive cash flows from operations and/or find alternative source of funding to respect the various covenants of its Loan Facility, including obtaining the approval from the United States Food and Drug Administration for its F8 formulation of Tesamorelin on or before March 31, 2024. Should management’s plans not materialize, the Company may be or remain in default of the Loan Facility, be forced to reduce or delay expenditures and capital additions and seek additional financing through the issuance of equity. Raising additional equity capital is subject to market conditions. If the Company is unable to secure additional financing, the Company could have to sell or liquidate its assets or resort to insolvency laws. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

Furthermore, the Loan Facility includes a covenant prohibiting having a going concern explanatory paragraph in the annual report of the independent registered public accounting firm but the lender amended the Loan Facility on February 27, 2023 to exclude the fiscal year ended November 30, 2022. The term loan was reclassified from current at November 30, 2022 to long-term at May 31, 2023 as a result of the waiver received within the first quarter. There is no assurance that the lender will agree to amend or to waive potential future covenant breaches, if any.

These interim financial statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These interim financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these interim financial statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

We ended the second quarter of fiscal 2023 with $25,369,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

The Company voluntarily changed its accounting policy in Fiscal 2022 to classify interest paid and received as part of cash flows from operating activities, which were previously classified as cash flow from financing activities and interest received as cash flows from investing activities. The Fiscal 2022 amounts presented herein have been recasted to reflect the change in policy.

For the three-month period ended May 31, 2023, cash used in operating activities was $3,562,000, compared to $1,044,000 in the comparable period of Fiscal 2022.

In the second quarter of fiscal 2023, changes in operating assets and liabilities had a positive impact on cash flow of $4,643,000 (2022-positive impact of $10,701,000). These changes included positive impacts from a decrease in inventories ($2,653,000), lower prepaid expenses and deposits ($3,275,000) and higher accounts payable ($2,592,000), and also include a negative impact from higher accounts receivable ($3,093,000). The decrease in inventories is mainly due to a planned reduction of Trogarzo® inventory levels.

During Fiscal 2022, the Company realized net proceeds from the issuance of a long-term loan of $37,715,000. We also received net proceeds for the issuance of common stock to an institutional investor in the amount of $2,871,000 under its ATM program. Significant uses of cash for financing activities during Fiscal 2022 included the purchase of convertible notes for $28,819,000 (including costs related to the purchase), and $1,527,000 in deferred financing costs related to the establishment of the Loan Facility. There were no significant financing activities or investing activities in 2023.

Conference Call Details

The conference call will be held on Wednesday, July 12, 2023, hosted by Mr. Paul Lévesque, President and Chief Executive Officer, and begin at 8:30 a.m. ET. Joining Mr. Lévesque on the call will be other members of the management team, including Chief Financial Officer Mr. Philippe Dubuc, Chief Medical Officer Dr. Christian Marsolais, and Global Commercial Officer Mr. John Leasure, who will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access.

Conference call dial-in and replay information is below:

CONFERENCE CALL INFORMATION

Conference Call Date:	July 12, 2023

Conference Call Time:	8:30 AM ET

North America Dial-in:	1-888-317-6003

International Dial-in:	1-412-317-6061

Access Code:	0616524

The live conference call will be accessible via webcast at:

https://edge.media-server.com/mmc/p/ot7rcxmr

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

NON-IFRS AND NON-US GAAP MEASURE

The information presented in this press release includes a measure that is not determined in accordance with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. Adjusted EBITDA is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. The Corporation has reinstated its use of Adjusted EBITDA starting this quarter and has included Adjusted EBITDA for the comparative period. A quantitative reconciliation of the Adjusted EBITDA is presented in the table below:

Reconciliation of Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended May 31		Six-month periods ended May 31

	2023	2022	2023	2022

Net loss	(10,013)	(22,727)	(20,456)	(31,759)

Add :

Depreciation and amortization[1]	932	8,491	1,871	10,675

Net Finance costs[2]	1,943	1,644	6,883	2,929

Income taxes	126	122	222	149

Share-based compensation	702	766	1,278	2,208

Inventory provision[3]	170	-	170	-

Adjusted EBITDA	(6,140)	(11,704)	(10,032)	(15,798)

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”,

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

3 Inventory provision pending marketing approval of the F8 formulation.

“envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding our 2023 fiscal year revenue guidance, our 2023 objectives and strategies, and the control of our expenses to achieve a positive adjusted EBITDA by year end. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of our products will continue to grow in 2023 and beyond; (ii) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2023 and beyond; (iii) the timelines associated with the resumption of our Phase 1 clinical trial studying sudocetaxel zendusortide; (iv); the timelines associated with the completion of the HFS (as defined below) related to EGRIFTA SV® and the filing of a sBLA (as defined below) for an intramuscular method of administration of Trogarzo® and (viii) no event will occur that would prevent us from executing the objectives set forth in this press release. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, a decrease or stagnation in sales of our products in 2023 and beyond, product recalls or change in the regulation that would adversely impact the sale of our products, the occurrence of events which would lead us to spend more cash than anticipated, the effect of which could result in a negative Adjusted EBITDA position by the fiscal year-end and beyond, defaults under the Loan Facility triggering an increase of 300 basis points on the loaned amount and a decision by the lenders to declare all amounts owed under the Loan Facility as immediately due and payable, financial difficulties in meeting our contractual obligations or default under contractual covenants, and changes in our business plan. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 27, 2023, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 28, 2023, under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

communications@theratech.com

514-336-7800

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800